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                             October 11, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       Semper Paratus Acquisition Corporation
       767 Third Avenue, 38th Floor
       New York, New York 10017

                                                        Re: Semper Paratus
Acquisition Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed September 14,
2023
                                                            File No. 333-274519

       Dear Surendra Ajjarapu:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed September 14, 2023

       Cover Page

   1. Please revise the heading on your cover page to also include the New Tevogen warrants and the common stock
underlying those warrants, including the volume information for those securities.
   2. Please revise your cover page to more clearly disclose the valuation assigned to Tevogen for purposes of the
Business Combination. Please also disclose the valuation assigned to the earnout
consideration that could become payable.
   3. We note from your disclosure on page 299 that Dr. Saadi would own a majority of the shares of the
registrant after the completion of the Business Combination. Please advise whether you will be a
controlled company under the NYSE American rules upon the
                                                        completion of the
Business Combination. If so, please include appropriate disclosure on the cover page and in
the summary section, and provide risk factor disclosure of this status, and disclose
the corporate governance exemptions available to a controlled
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FirstName LastNameSurendra   Ajjarapu
Semper Paratus Acquisition Corporation
Comapany
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            2023        Paratus Acquisition Corporation
October
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         company. To the extent you will be a controlled company, the cover page and summary section disclosure should include the identity of your controlling stockholder, the amount of voting power the controlling stockholder will own following the completion of the
         Business Combination and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.
What equity stake will current Semper Paratus shareholders and current equityholders of
Tevogen hold in New Tevogen...?, page 15

4. Please revise the table to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
         Please also indicate if the restricted stock units being awarded to Dr. Saadi as disclosed in the second bullet point on page 50 are included in the table. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material results risks.
5. It appears from your disclosure on page 243 that the Reduced Deferred Fee payable to the underwriters remains constant and is not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
What happens if a substantial number of the public shareholders vote in favor of the Business
Combination Proposal...?, page 25

6. Please disclose how you calculated the amounts shown in the table for the "Total Shares
         Outstanding Excluding Warrants" and the "Total Equity Value Post-Redemptions."
What interests do Semper Paratus' current officers and directors have in the Business
Combination?, page 31

7. Please expand the disclosure in the fourth bullet point to include the current value of any loans extended, fee due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company s officers and directors, if material.
8. We note the disclosure under "Other Transactions by Certain Members of the Semper
         Paratus Board and Officers" on page 236. Please revise this section to disclose all material fiduciary or contractual obligations to other entities held by the sponsor and the
         company   s officers and directors and clarify how the board
considered those conflicts in
         negotiating and recommending the business combination.
9.       Your amended and restated memorandum and articles of association renounced the
         corporate opportunities doctrine. Please address this potential conflict of interest and
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FirstName LastNameSurendra   Ajjarapu
Semper Paratus Acquisition Corporation
Comapany
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         whether it impacted your search for an acquisition target.
Tevogen, page 35

10. The disclosure in the Summary should be a balanced presentation of Tevogen's business.
         Please balance the current description with equally prominent disclosure of Tevogen's status as a company with no approved products for commercial sale, a history of losses, the challenges Tevogen faces, and the risks and limitations that could harm Tevogen's business or inhibit its strategic plans.
Interests of Semper Paratus    Directors and Executive Officers in the Business
Combination, page
48

11. Please revise your disclosure in this section to clarify how the board considered these interests in negotiating and recommending the business combination. Background to the Business Combination, page 157

12. We note on page 157 that "representatives of Semper Paratus contacted and were contacted by a number of individuals and entities" and that Semper's "management team compiled a list of more than 84 high priority potential targets. . . .." Please revise your disclosure to include a general description of the targets that Semper Paratus evaluated and how those targets were narrowed to the pool of 6 targets that entered into non-
         disclosure agreements. Please also clarify if those targets were in the biotechnology sector.
13. We note on pages 158-159 that Semper Paratus first formulated a valuation of $1.08 billion for Tevogen, with Tevogen sending a valuation expectation of $1.8 billion on May
         3, 2023. Then later, Semper Paratus formulated a revised valuation of $1.2 billion for
         Tevogen, and determined to pay an additional amount on an earnout basis. Please revise this section to disclose why Semper Paratus modified its valuation and how it factored the valuation report into its analysis.
Opinion of Financial Advisor to Semper Paratus, page 161

14. Please revise to more clearly disclose how the valuation relied upon the assumptions regarding the probability of successful FDA approval at various stages compared to industry standards. Disclose the industry data Mentor relied upon related to FDA approval, and identify the basis for any adjustments to or departures from industry averages based on your specific fact pattern.
15.      Revise to disclose, on a quantitative basis, the key assumptions that
resulted in the    low
         value and    high    value under both the income approach and market
approach. For
         example, you disclosed on page 165 that by changing the assumptions for both growth rate and discount rate in the DCF model, you were able to conclude on
a    low    value and
         a    high    value of equity for Tevogen.
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FirstName LastNameSurendra   Ajjarapu
Semper Paratus Acquisition Corporation
Comapany
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            2023        Paratus Acquisition Corporation
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DCF Analysis, page 164

16. We note the disclosure that Mentor utilized a forecast of revenue and profitability for
         Tevogen for its discounted cash flow analysis. Please disclose the financial projections and discuss the material assumptions and limitations underlying the financial projections.
         Refer to Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A. Advisory Charter Proposal H -- Exclusive Forum Provision, page 179

17. Please revise to disclose that the exclusive forum provision, if adopted, may result in increased costs for stockholders to bring a claim.
U.S. Federal Income Tax Considerations, page 197

18. We note your disclosure that it is intended that the Domestication qualify as a reorganization within the meaning of the Code.
             Please revise your disclosure to provide a firm opinion of counsel for each material tax consequence, including but not limited to whether each of the Domestication and the Business Combination will qualify as a reorganization under the Code, or to disclose why such opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (e.g., "should" or
             "more likely than not") and explains the facts or circumstances giving rise to the uncertainty. Please refer to Item 601(b)(8) of Regulation S-K and
Section III.A. of
             Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.
             If you intend to file a short form tax opinion, please also clarify that the disclosure in this section is the opinion of tax counsel and identify such counsel.
Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Description of the Business Combination, page 215

19. You disclose that in connection with the business combination, convertible notes of
         Semper Paratus and Tevogen will be converted in exchange for 1,651,000 shares and 9,915,082 shares of New Tevogen Common Stock, respectively. Please revise here and your financial statement disclosures, if needed, to clarify the terms of the convertible notes that would lead to the issuance of these shares. In this regard, we also note you disclosed on page F-66 an amendment to the Tevogen convertible notes dated September
         12, 2023.
20. Your ownership structure table under Scenario 5 on page 217 assumes redemptions totaling 100% of the outstanding public shares. However, the table includes 1,786,290 shares from Public Shareholders. Please revise or advise.
Minimum Cash Closing Condition and Proposed PIPE Investment, page 217

21. With regard to your inclusion of the proposed PIPE investment in all five pro forma scenarios, please address the following:
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FirstName LastNameSurendra   Ajjarapu
Semper Paratus Acquisition Corporation
Comapany
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            2023        Paratus Acquisition Corporation
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                Explain to us the reason for the inconsistency between the pro forma presentation and the table for the percentage share ownership in New Tevogen presented on page 26 which does not include the proposed PIPE investment.
                You disclose on page iii that no substantive discussions regarding any additional financial arrangements have occurred and the terms of any potential PIPE offering are not known. Considering these factors, describe to us how management considers the Proposed PIPE Investments as probable, as you disclose here.
                You also disclose on page ix that Semper Paratus would not need any of the public shares to be voted in favor of the Business Combination Proposal in order for it to be approved. Please revise to disclose whether Semper Paratus's Sponsor, officers and directors will allow the Business Combination to close absent sufficient funding to meet the Minimum Cash Condition.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30,
2023
Pro forma adjustments giving effect to the Business Combination and related transactions
Adjustment (a), page 219

22. You present here under adjustment (a) a full cash payment of the $14.7 million deferred underwriter fees. You also disclose a fee reduction agreement entered into with Cantor on
         June 28, 2023 on pages 243 and F-12. Please explain to us how you have considered and reflected the impact of the fee reduction agreement within your historical and pro forma financial statements. Revise if necessary.
Adjustment (f), page 220

23. Please revise to disclose the valuation techniques and inputs in the $204.9 million fair value measurement of the Earnout Shares. Refer to ASC
820-10-50-2(bbb).
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2022
Pro forma weighted average shares outstanding, page 221

24. The five scenarios presented here for pro forma weighted average shares outstanding include the public shares that were redeemed under the Extension Redemption in February
         2023, which resulted in changes in your capitalization that appear to be material to investors. Please tell us your consideration of presenting the redemption as a pro forma adjustment to the weighted average shares outstanding and EPS. Revise if necessary. The same comment applies to your interim June 30, 2023 weighted average shares and EPS as disclosed in Note 5.
25. We note you disclose the outstanding public and private placement warrants as potentially dilutive equity instruments. We also note you disclose the Earnout Shares throughout the filing and, on page 50, the potential equity award to Dr. Saadi for up to 10% of the total
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FirstName LastNameSurendra   Ajjarapu
Semper Paratus Acquisition Corporation
Comapany
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         outstanding shares of New Tevogen Common Stock, calculated on a fully diluted basis.
         Please revise your disclosure here to include all potentially dilutive equity instruments or tell us why such disclosure is not required. The same comment also applies to your interim June 30, 2023 pro forma shares under Note 5.
Comparative Share Information, page 224

26. Please provide us your calculation of the historical net tangible book value per share as of
         June 30, 2023 for both companies. As a related matter, please revise to include the historical per share loss for Tevogen under the historical column within the respective pro forma statements of operation at page 213 and 214.
Redemption of public shares and Liquidation if No Business Combination, page
227

27. Please explain your references in this section to $25.7 million of proceeds held outside the
         Trust Account as of June 30, 2023 or revise your disclosure as appropriate.
Our Pipeline, page 246

28. The pipeline table should graphically demonstrate the current status of Tevogen's product candidates as well as indicate the material stages Tevogen will need to complete prior to receiving regulatory approval for it product candidates. In this regard, revise your pipeline table here and throughout your filing to include columns for Phase 1, Phase 2 and
         Phase 3 clinical trials and make those columns equal in width. Alternatively, if appropriate, please revise to indicate what you mean by "Pivotal" and indicate that
         Tevogen cannot be certain whether it will be permitted to move from a Phase 1 trial directly to a pivotal trial until the FDA reviews and concurs with or rejects Tevogen's proposed plans, and the FDA may require Tevogen to conduct further trials to generate additional safety and efficacy data.
29. We note the disclosure that Tevogen completed a Phase 1 proof-of-concept trial of TVGN
         489 for the treatment of ambulatory high-risk adult COVID-19 patients. Given this disclosure, please explain why it appropriate to show that Tevogen has completed proof of concept trials with respect to the four different Target Populations currently shown in the table and revise the table as appropriate.
30. We note that you have included multiple rows in your pipeline chart for candidates that are minimally discussed in your disclosure. Please remove these programs from the chart.
         Alternatively, please provide us with an analysis as to why each of these programs is sufficiently material to the business of the combined company as to merit inclusion in the pipeline chart.
Intellectual Property, page 259

31. Please revise to disclose for each material patent and patent application the subject matter to which such patent or patent application relates, the expiration date or the expected
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         expiration date, the type of patent protection and applicable jurisdictions.
Liquidity and Capital Resources, page 280

32. We note your disclosure that Tevogen expects to continue to incur significant expenses and operating losses for the foreseeable future as it continues to advance its preclinical and clinical development of TVGN 489, and that Tevogen expects its expenses to increase substantially, including the additional costs associated with operating as a public company. We also note the disclosure concerning substantial doubt
about Tevogen   s
         ability to continue as a going concern. Please revise to disclose how the funds available to the post-merger company will be allocated. In particular, discuss whether the funds available to Tevogen after the merger and the pre-closing financing are expected to be sufficient for Tevogen to complete its current clinical trials. Also, clarify whether such funding is expected to be sufficient to operate the combined business for twelve months following the closing of the merger.
Management of New Tevogen following the Business Combination, page 288

33. Please revise the description for Sadiq Khan and Surendra Ajjarapu so that their business experience during the past five years is clear.
Beneficial Ownership of Securities, page 298

34. Please disclose why the number of shares beneficially owned by Surendra Ajjarapu and
         SSVK Associates, LLC will increase under the maximum redemption scenario as compared to the no redemption scenario.
Where You Can Find More Information; Incorporation by Reference, page 323

35. We note your disclosure that "[a]ll information contained in this proxy statement/prospectus relating to Semper Paratus has been supplied by Semper Paratus,"
         that "all information relating to Tevogen has been supplied by Tevogen" and that
         "[i]nformation provided by one another does not constitute any representation, estimate or projection of the other." Since these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that Semper Paratus or Tevogen disclaim responsibility for any of the disclosures contained in the registration statement.
Exhibits

36.      We note you intend to file the form of preliminary proxy card as
Exhibit 99.1. Please note
         that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.
General

37. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has
 Surendra Ajjarapu
Semper Paratus Acquisition Corporation
October 11, 2023
Page 8
       any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
38. We note that Cantor Fitzgerald & Co. was the underwriter for the initial public offering of
       Semper Paratus. We also note press reports that certain underwriters are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Cantor, or any of their affiliates, about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to the underwriter. In addition, please identify any other financial advisors who served you, the Sponsor or the Original Sponsor in connection with the proposed transaction, and provide similar disclosure as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameSurendra Ajjarapu
                                                    Division of Corporation
Finance
Comapany NameSemper Paratus Acquisition Corporation
                                                    Office of Life Sciences
October 11, 2023 Page 8
cc:       Andrew M. Tucker, Esq.
FirstName LastName